

January 24, 2020

Larry Jasinski
Chief Executive Officer
ReWalk Robotics Ltd.
3 Hatnufa Street, Floor 6
Yokneam Ilit
Israel 2069203

Re: ReWalk Robotics Ltd.
Registration Statement on Form S-1
Filed January 15, 2020
File No. 333-235932

Dear Mr. Jasinski:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Paul Fischer at 202-551-3415 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Colin Diamond, Esq.